HireRight Holdings Corporation
100 Centerview Drive, Suite 300

Nashville, TN 37214

October 26, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Scott Anderegg Dietrich King Office of Trade & Services

HireRight Holdings Corporation
Registration Statement on
Form S-1 (File No. 333-260079)

Dear Mr. Anderegg:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 22,222,222 shares (including 3,333,333 shares to cover over-allotments) of the common stock, par value $0.001 per share, of HireRight Holdings Corporation (the “Company”) be accelerated to October 28, 2021 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may orally request via telephone call that the S-1 be declared effective.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Brian Copple
Name: Brian Copple Title: General Counsel and Secretary